Saxon Oil Company
5950 Berkshire Lane
Suite 580
Dallas, Texas 75225

Gentlemen:

          On behalf of Western Oil and Gas Development Corp. (“WOG”), and Braumiller and Braumiller Exploration (“BB”), hereinafter collectively referred to as WOG/BB, I would like to present an outline of a joint exploration agreement for developing gas reserves in the Anadarko Basin of Western Oklahoma.

          WOG/BB propose to establish with Saxon Oil an area of mutual interest (AMI) consisting of Township 10 and 11 North, Range 11,12 and 13 West, Caddo County, Oklahoma. The AMI may be enlarged by mutual agreement of WOG/BB and Saxon Oil at any time.

          Based upon geological and geophysical interpretations and data obtained by WOG/BB, within the AMI, WOG/BB will propose specific prospects of varying size, anticipated to cover an area of three to five sections (the “Prospect Area”). WOG/BB shall present to Saxon Oil, on a confidential basis, the geological, geophysical and engineering information and cost and other data obtained by WOG/BB and the rationale to substantiate the acquisition of leasehold and other rights to develop the proposed prospect (the “Prospect Development Information”).

          Saxon Oil will have 45 days after initial receipt of the Prospect Development Information to accept or reject the proposed prospect for joint acquisition and development. During the 45-day period, WOG/BB will use its best efforts to provide any additional information requested by Saxon Oil related to the acquisition and development of the proposed prospect, that can be obtained by WOG/BB without unreasonable expense and delay. In the event that Saxon Oil accepts the proposed prospect for acquisition and development, WOG/BB and Saxon Oil will mutually agree on an acquisition strategy jointly to acquire leasehold and other drilling rights within the Prospect Area and undertake exploration and development of the Prospect Area. The acquisition of leasehold and other drilling rights related to each proposed prospect shall be conducted utilizing a combination of acquisition techniques and strategies, including without limitation leasing, optioning, farm-ins and forced pooling.

          In the event that Saxon Oil fails to accept the proposed prospect within the 45-day period, all Prospect Development Information provided to Saxon Oil by WOG/BB shall be immediately returned to WOG/BB and Saxon Oil shall not have any further rights through the efforts of WOG/BB to acquire and develop the Proposed Prospect. At all times, Saxon Oil and its officers, directors, employees, agents, consultants, and assignees shall keep and maintain confidentiality respecting the Prospect Development Information and any other geological, geophysical, and engineering information jointly obtained and shall obtain confidentiality agreements with each person that is provided any portion of the Prospect Development Information jointly acquired geological and geophysical information for any reason. Furthermore, following the failure of Saxon Oil to accept the Proposed Prospect, WOG/BB shall have the right to undertake the acquisition and development of the proposed prospect for their own account and benefit to the exclusion of Saxon Oil.

          The initial term of this prospect development and acquisition agreement covering the AMI shall be for a 24- month period, commencing on the date of acceptance of this agreement.

          The acquisition and development costs of each proposed prospect shall be born by WOG/BB and Saxon Oil as follows:

          A/. WOG/BB shall provide and pay for all geological services related to prospect generation, including geological mapping and interpretation, geophysical interpretation (where appropriate), workstations, well data, maps etc. (other than seismic information and data and the interpretation thereof not currently owned or available to WOG/BB.

          B/. WOG/BB will provide or make available as part of the Prospect Development Information all seismic data currently owned or available to WOG/BB. In the event WOG/BB and Saxon Oil determine by mutual agreement to undertake gathering of seismic data currently not owned or available to WOG/BB, the costs and expenses of acquisition of this seismic data and the interpretation thereof shall be born by Saxon Oil, and owned jointly and equally by WOG/BB and Saxon Oil to be used by either jointly in the acquisition and development of the proposed prospect or individually for each of its own account.

          C/. WOG shall be the designated operator of all operations undertaken on each prospect, which shall be conducted in accordance with a modified AAPL Form 610 1982 Model Form Operating Agreement attached to the joint acquisition and development agreement entered into by WOG/BB and Saxon Oil related to the acquisition and development of the prospect.

          D/. WOG/BB shall provide overall supervision of land acquisition and leasing.

          E/. Saxon Oil shall provide an initial monthly draw exclusively for conducting land checks and initial ownership information for preliminary assessment of the proposed prospect or prospects. This draw is estimated at $4,000 per month, but will be accounted for and adjusted if actual land check costs are either higher or lower.

          F/. Saxon Oil, upon acceptance of a proposed prospect, shall pay 100% of the acquisition costs of leasehold and other drilling rights associated with assembling and preparing the prospect for drilling. Saxon Oil will establish a credit facility to fund in advance the costs of acquiring leasehold and other drilling rights. These acquisition costs include without limitation ownership determinations, lease bonuses, option costs, pooling bonus costs and associated land men and legal costs performed at the direction of WOG/BB by third parties, including consultants and attorneys. With respect to each prospect, WOG/BB and Saxon Oil will establish a budget for leasehold and other drilling right acquisitions. WOG/BB will provide to Saxon a monthly accounting for land acquisition activities.

G./ For services and funds provided, each of WOG/BB and Saxon Oil shall own 50% of all leasehold and other drilling rights jointly obtained and the concomitant rights to drill wells drilled on the subject prospect as contemplated by this agreement and the applicable joint acquisition and development agreement related to each prospect. Title to the leasehold and other drilling rights will initially be taken in the name of WOG; however, assignment of Saxon Oil's interest in the leasehold and other drilling rights will be made by WOG to Saxon Oil as soon as naturally practicable.

H./ Saxon Oil agrees that WOG/BB shall be entitled to receive a 3% Overriding Royalty (ORRI) in each leasehold or other drilling rights jointly obtained, proportionately reduced on all lands obtained bearing a 78% Net Revenue Interest (NRI) or greater, and if below 78% the difference between 75% and the actual Net Revenue Interest (NRI), as contemplated by this agreement and the applicable joint acquisition and development agreement related to each prospect.

I./ WOG/BB may either participate or sell all or any portion of the remaining 50% of leasehold and other drilling rights obtained for joint development for its own account, and upon commencement of drilling of the initial well on the prospect, will reimburse Saxon Oil for the actual acquisition and geophysical costs associated with this 50%.

J./ WOG/BB acknowledges and agrees that Saxon Oil may transfer any or all of its rights and obligations into this agreement to Sovereign Resources, Inc., P.O. Box 2121, Abilene, TX 79604.

Frank Bannister

President

If the foregoing is acceptable to Saxon Oil Company, execute the following acceptance and return the signed copy to Western Oil and Gas Development Corp., C/O Bill Hodges.

AGREED AND ACCEPTED this 8th day of July, 2002.

SAXON OIL COMPANY

By: ____________________
Bill D. Saxon

WESTERN OIL AND GAS DEVELOPMENT CORP.